Exhibit (13)(c)

Execution Copy

AMENDMENT NUMBER 1 TO ADMINISTRATION AGREEMENT

This Amendment Number 1 to the Administration Agreement (the “Amendment”) is made as of January 9, 2014 and effective as of April 30, 2004, by and between Lazard Global Total Return and Income Fund, Inc. (the “Fund”), a Maryland corporation, and State Street Bank and Trust Company, a Massachusetts trust company (the “Administrator”). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement (as defined below).

WHEREAS, the Fund and the Administrator entered into an Administration Agreement dated as of April 30, 2004 (as amended, supplemented, restated or otherwise modified from time to time, the “Agreement”); and

WHEREAS, the Administrator and the Fund desire to amend the Agreement as more particularly set forth below;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	Amendments.

(a)	Section 5 (Administration Services) of the Agreement is hereby amended as follows:

(i)         Paragraph d. is hereby deleted in its entirety and replaced with the following:

“Prepare for review and approval by officers of the Fund financial information for the Fund’s semi-annual and annual reports, proxy statements and other communications with shareholders;”

(ii)        Paragraph i. is hereby deleted in its entirety and replaced with the following:

“Reserved;”

(iii)        (1) By deleting the “and” at the end of paragraph j.; (2) deleting the “.” at the end of paragraph k. and replacing the same with “; and”; and (3) inserting the following new paragraphs immediately after paragraph k.:

“Fund Administration Tax Services

l.          Compute tax basis provisions for both excise and income tax purposes;

m.	Prepare the Fund’s federal, state, and local income tax returns and extension requests for review and for execution and filing by the Fund’s independent accountants and execution and filing by the Fund’s treasurer, including Form 1120-RIC, Form 8613 and Form 1099-MISC;
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n.	Prepare annual shareholder reporting information relating to Form 1099-DIV;
o.	Preparation of financial information relating to Form 1099-DIV, including completion of the ICI Primary and Secondary forms, Qualified Dividend Income, Dividends Received Deduction, Alternative Minimum Tax, Foreign Tax Credit, United States Government obligations;

p.	Review annual minimum distribution calculations (income and capital gain) prior to their declaration or such other frequency as mutually agreed upon between the Administrator and the Fund.

Tax services, as described in “Fund Administration Tax Services” above and in this Agreement, do not include identification of passive foreign investment companies, qualified interest income securities or Internal Revenue Code Section 1272(a)(6) tax calculations for asset backed securities.

The Administrator shall perform such other services for the Fund that are mutually agreed to by the parties from time to time, for which the Fund will pay such fees as may be mutually agreed upon, including the Administrator’s reasonable out-of-pocket expenses. The provision of such services shall be subject to the terms and conditions of this Agreement.”

(b)        Section 12 (Term, Termination and Amendment) of the Agreement is hereby deleted in its entirety and replaced with the following:

“12.      Effective Period, Termination and Amendment

This Agreement shall remain in full force and effect for an initial term ending September 1, 2014 (the “Initial Term”). After the expiration of the Initial Term, this Agreement shall automatically renew for successive one-year terms (each, a “Renewal Term”) unless a written notice of non-renewal is delivered by the non-renewing party no later than one hundred eighty (180) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be. During the Initial Term and thereafter, either party may terminate this Agreement: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable, within 60 days’ written notice of such breach, or (ii) in the event of the appointment of a conservator or receiver for the other party or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction. Upon termination of this Agreement pursuant to this paragraph, the Fund shall pay Administrator its compensation due and shall reimburse Administrator for its costs, expenses and disbursements.

This Agreement may be amended at any time in writing by mutual agreement of the parties hereto.”

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(d)       The Agreement is hereby amended by inserting the following new section as Section 21:

“21.      Data Protection

The Administrator shall implement and maintain a comprehensive written information security program that contains appropriate security measures to safeguard the personal information of the Fund’s shareholders, employees, directors and/or officers that the Administrator receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder. For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) driver’s license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account. Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public.”

2.	Miscellaneous.

(a)	Except as expressly amended hereby, all provisions of the Agreement shall remain in full force and effect.

3.	This Amendment may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same instrument. Counterparts may be executed in either original or electronically transmitted form (e.g., faxes or emailed portable document format (PDF) form), and the parties hereby adopt as original any signatures received via electronically transmitted form.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their officers designated below as of the date first written above.

STATE STREET BANK AND TRUST COMPANY

By:
Name:	Michael F. Rogers
Title:	Executive Vice President

LAZARD GLOBAL TOTAL RETURN AND INCOME FUND, INC.

By:
Name:
Title:
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